Exhibit 99.1

Bona Film Group Announces Shareholder Resolutions Adopted at 2011 Annual General Meeting

BEIJING, December 20, 2011 – Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced shareholder resolutions adopted at its annual general meeting of shareholders held in Beijing on December 20, 2011.

Bona shareholders adopted the following resolutions proposed by the Company:

1.               Approval of the election of Jie Lian to serve on the board of directors for a three year term and until such director’s successor is elected and duly qualified;

2.               Approval of the election of Peixin Xu to serve on the board of directors for a three year term and until such director’s successor is elected and duly qualified; and

3.               Ratification of the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for the year ending December 31, 2011.

For more detailed information regarding these resolutions, please review the Notice of 2011 Annual General Meeting available on Bona’s investor relations website at http://ir.bonafilm.cn/.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates eleven movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries please contact:

In China:

Ms. Wang Lei

Bona Film Group Limited

Tel: +86-10-5928-3663-264

Email: ir@bonafilm.cn

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: bona@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: bona@ogilvy.com